Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of December 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: December 11, 2006

List of materials

Documents attached hereto:


i) Press release announcing Sale of Shares in Monex Beans Holdings, Inc.


For Information

                                                               December 11, 2006
                                                                Sony Corporation


                  Sale of Shares in Monex Beans Holdings, Inc.


Sony Corporation today announced that it has sold a portion of its shareholdings in Monex Beans Holdings, Inc. ("Monex Beans"). Details are as stated below.


1. Sales of the Shares

(1) Number of shares sold

    58,750 shares
    (Approximately 2.5% of outstanding shares of Monex Beans)

(2) Remaining Shares of Monex Beans held by Sony after the sale

    181,650 shares
    (Approximately 7.7% of outstanding shares of Monex Beans)


2. Impact on Operating Performance of Sony


Sony estimates that the above sales of shares will contribute approximately 3.5 billion yen to consolidated income before income taxes. The impact of this contribution was incorporated within the outlook for the fiscal year ending March 31, 2007, announced on October 19, 2006.


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